FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	70428658
NAME OF ASSURED: GUINNESS ATKINSON FUNDS

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

GUINNESS ATKINSON FUNDS
c/o Mutual Fund Administration Corp.
2220 E. Route 66 Suite 226
Glendora, CA 91740

This Endorsement applies to loss discovered after 12:01 a.m. on October 5, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 7, 2009

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1